July 10, 2007

BY FACSIMILE AND U.S. MAIL
Patricia Poglinco, Esquire
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

      Re: Prospector Funds, Inc.
           333-143669; 811-22077

Dear Ms. Poglinco:

We have reviewed the registration statement on Form N-1A for Prospector Funds, Inc., filed with the Securities and Exchange Commission on June 12, 2007.   We have the following comments:

PROSPECTUS

1. In the third paragraph of the summary of the funds' investment strategies, please recast the phrase "convertible securities will usually have favorable upside/downside participation" into plain English.

2. In the Risk/Return disclosure, please link the derivatives risk disclosure to the funds' strategies. In addition, since later disclosure states that the funds may "invest significantly" in illiquid securities, please add the risks related to such investments to the Risk/Return disclosure.

3. Please move the redemption fee footnote to the end of the fee table.

4. Under the heading "More Information on Investment Policies, Practices and Risks," please explain what is meant by "distressed securities," "turnarounds," and "cyclical companies." To the extent that the funds intend to invest significantly in preferred stocks, please disclose the risks specific to these securities.

5. Under the heading "Management – Investment Manager," please recast into plain English the phrase "including in relation to registered investment companies" found in the first paragraph.

6. Please provide the disclosure required by Instruction 2 to Item 5(a)(2) of Form N-1A.

7. Please recast Mr. Gillespie's biography to clarify whether he has previously managed mutual funds and/or closed-end investment companies. In addition, please

clarify whether Mr. O'Brien remains a Managing Director of White Mountains Advisors LLC.

STATEMENT OF ADDITIONAL INFORMATION

8. Please disclose whether the fund has appointed an anti-money laundering compliance officer as required by the USA Patriot Act.

9. Please disclose the funds' fundamental investment policy regarding diversification.

10. Under the heading "Officers and Directors," please disclose the number of portfolios overseen by the funds' directors. See Item 12(a)(1)(5) of Form N-1A. In addition, please disclose whether the funds' Nominating Committee will consider nominees recommended by shareholders and, if so, the procedures to be followed by shareholders in submitting recommendations. See Item 12(b)(2)(iv) of Form N-1A.

11. Under the heading "Portfolio Managers," please provide the disclosure required by Item 15(a) of Form N-1A. In addition, please disclose with specificity the structure of, and the method used to determine, the compensation of each portfolio manager, and any differences between the method used to determine compensation with respect to the funds and other accounts. See Item 15(b) of Form N-1A and the instructions thereto.

12. Under the heading "Organization, Voting Rights and Principal Holders – Fund Ownership," please reconcile the statement that "Prospector Partners Asset Management LLC will be the initial shareholder of each Fund" with the statement that as of "[ ], 2007, there were no shareholders that may be deemed to control either Fund."

GENERAL

13. We note that significant portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments. Review of the missing portions may take more time as much pertinent information is lacking.

14. If you intend to omit certain information from the form of prospectuses included with the registration statements that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendments.

15. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

16. Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

17. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

*   *   *   *   *

Please contact the undersigned at (202) 551-6941 should you have any questions regarding this letter.

Yours very truly,

Linda B. Stirling
Senior Counsel
Branch 22